SUPPLEMENT

                                       to

                                  June 6, 2000

                                Offer to Exchange

                      All Outstanding Partnership Interests

                                       in

                      J. T. ASSOCIATES LIMITED PARTNERSHIP

                                       for

                        Limited Partnership Interests in

                              GROVE OPERATING, L.P.

            THIS MODIFIED OFFER TO EXCHANGE WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FRIDAY, SEPTMBER 29, 2000, UNLESS EXTENDED.


         This document supplements the Offer to Exchange, dated June 6, 2000 (the "Original Solicitation"), by Grove Operating, L.P. to the owners of partnership interests in J.T Associates Limited Partnership (the "Beverly Partnership"). Capitalized terms used but not defined in this Supplement shall have the meaning set forth in the Original Solicitation. A copy of the Original Solicitation will be provided upon request.

         A material  development  has occurred since the mailing of the Original
Solicitation that may affect your decision to approve the transactions contemplated in the Exchange Agreement between the Beverly Partnership and Grove Corporation, dated as of February 18, 2000, including your decision to accept limited partnership interests in Grove Operating, L.P. rather than cash in connection with such exchange transactions. The purpose of this Supplement is to advise you of such development and to explain the process by which each partner of the Beverly Partnership is being asked to vote on the modified terms of the Exchange Offer.

         NO OFFER OF PARTNERSHIP INTERESTS IN GROVE OPERATING, L.P. IS BEING MADE, THROUGH EITHER THE ORIGINAL SOLICITATION OR THIS SUPPLEMENT, TO ANY PERSON WHO IS NOT AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D, PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

                 The date of this Supplement is August 11, 2000

         NEITHER THE ORIGINAL SOLICITATION NOR THIS SUPPLEMENT CONSTITUTES AN OFFER OF ANY SECURITIES OF ERP OPERATING LIMITED PARTNERSHIP ("ERP"), WHICH OFFER WILL BE MADE ONLY BY MEANS OF A PROSPECTUS OF ERP. INVESTORS IN GROVE OPERATING, L.P. ARE URGED TO READ THE PROSPECTUS TO BE FILED BY ERP WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN IT BECOMES AVAILABLE. SUCH PROSPECTUS WILL BE AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE: http//www.sec.gov.

                          FILED BY GROVE PROPERTY TRUST
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      SUBJECT COMPANY: GROVE PROPERTY TRUST
                          (COMMISSION FILE NO. 1-13080)

                                 I. INTRODUCTION.
                                    ------------

         Grove Corporation and the Beverly Partnership entered into an Exchange Agreement, dated as of February 18, 2000, which was amended on June 5, 2000 (the "Exchange Agreement"). Under the terms of the Exchange Agreement, and subject to the satisfaction of various conditions precedent, each general and limited partner of the Beverly Partnership was given the opportunity to exchange their respective partnership interests in the Beverly Partnership for cash or, if they qualify as accredited investors under applicable securities law, 7.00% Series A Preferred Units of limited partnership interests in Grove Operating, L.P., a Delaware limited partnership affiliated with Grove Corporation (the "Preferred OP Units"). On July 17, 2000, Grove Operating, L.P. and Grove Property Trust ("Grove Property") entered into an Agreement and Plan of Merger (the "Merger Agreement") with ERP Operating Limited Partnership. If the transactions contemplated in the Merger Agreement are approved by the requisite number of shareholders of Grove Property and the requisite holders of partnership interests of Grove Operating, L.P., all holders of partnership interests in Grove Operating, L.P. would be entitled to receive cash or have their interests in Grove Operating, L.P. converted into limited partnership interests in ERP Operating Limited Partnership. It is anticipated that the transactions contemplated in the Merger Agreement (the "Merger Transactions") would be completed during the fourth quarter of 2000, following the closing of the transactions contemplated in the Exchange Agreement.

         Grove Corporation and the Beverly Partnership have agreed to amend the provisions of the Exchange Agreement in order to take into account the transactions contemplated by the Merger Agreement. The purpose of this Supplement is to advise you of such pending Merger Transactions, and to modify the Offer to Exchange contained in the Original Solicitation in light of such development. Limited Partners in the Beverly Partnership are being asked to vote on the modified terms of the Exchange Agreement, as more particularly described below in this Supplement.

                        II. PENDING MERGER TRANSACTIONS.
                            ---------------------------

         On July 17, 2000, Grove Operating, L.P. and Grove Property Trust entered into an Agreement and Plan of Merger with ERP Operating Limited
Partnership, an Illinois limited partnership ("ERP"). Equity Residential Properties Trust, a Maryland real estate investment trust ("EQR"), is the general partner of ERP. EQR is the largest publicly traded owner and operator of multi-family properties in the United States. Shares of EQR are traded on the New York Stock Exchange under the symbol "EQR".

         Under the terms of the Merger Agreement, holders of Grove Property common shares will receive $17.00 cash per share upon the closing of the merger, less an amount (not to exceed $3.5 million or approximately $0.29 per share) that may be expended by Grove to resolve certain potential liabilities. Holders of partnership units in Grove Operating, L.P. will have the option of receiving cash in the same amount as received by Grove Property shareholders or 0.3696 units (as similarly adjusted, if necessary) in ERP Operating Limited Partnership for each limited partnership unit in Grove Operating, L.P. ERP would issue approximately 1,113,755 partnership units if all Grove Operating, L.P.

limited partnership units were exchanged for ERP units. In the event that the potential liabilities referred to above cannot be resolved for less than $3.5 million, ERP has the option of not proceeding with the Merger Transactions. In such event, ERP would be entitled to reimbursement of certain expenses specified in the Merger Agreement.

         The merger, which has been approved by EQR's Board of Trustees and Grove Property's Board of Trust Managers, requires the approval of shareholders owning at least 66-2/3% of Grove Property shares and unit holders owning at least 66-2/3% of Grove Operating, L.P. partnership units. The merger does not require EQR shareholder approval or ERP limited partner approval, and is subject to customary closing conditions. Although there can be no assurance that the requisite number of shareholders of Grove Property will approve the transactions contemplated in the Merger Agreement, a number of existing shareholders of Grove Property, as well as the holders of the requisite number of partnership interests of Grove Operating, L.P. required to approve such transactions, have agreed to vote their interests in favor of the Merger Transactions, and the transactions are expected to close during the fourth quarter of 2000.

         Certain parties, including Grove Property's Executive Officers, have entered into agreements providing that they will vote all of their shares of Grove Property and partnership units in Grove Operating, L.P. in favor of the Merger Agreement and the transactions contemplated in it. The parties to these agreements own an aggregate of approximately 31.6% of the outstanding shares of Grove Property, and approximately 8.6% of the outstanding partnership units of Grove Operating, L.P. In addition, under the terms of the Merger Agreement, Grove Property has agreed to vote the 68.1% of partnership units that it owns in Grove Operating, L.P. in favor of the Merger Agreement and the transactions contemplated under it.

         Grove currently pays a dividend of $0.18 per quarter on its common shares, and Grove Operating, L.P. makes an equivalent quarterly distribution per partnership unit. Under the Merger Agreement, Grove Property and Grove Operating, L.P. would be permitted to continue to pay such dividends and distributions in this amount up to the date of consummation of the mergers contemplated under the Merger Agreement, subject to reduction based upon the transaction costs incurred by Grove in connection with the Merger Transactions.

         Pursuant to an agreement (the "Redemption and Distribution Agreement") among Grove Property, Grove Operating, L.P., Damon D. Navarro, Joseph R. LaBrosse, Edmond F. Navarro and Brian A. Navarro and a limited liability company owned by them, the four retail properties currently owned by Grove Operating, L.P. would be acquired by this limited liability company for an aggregate price of approximately $21.65 million (including the assumption of mortgage debt of approximately $7.5 million) and the transfer by Grove Operating, L.P. to the limited liability company of approximately $2.8 million in cash, subject to adjustments provided under such agreement. The consideration for the acquisition of these properties and cash would be the surrender of an aggregate of 998,227 partnership units of Grove Operating, L. P. currently owned by these individuals, each valued at $17 (subject to the adjustment described above), the amount of cash into which Grove Operating, L.P. partnership units could be converted pursuant to the Merger Agreement and the assumption of approximately $7.5 million of mortgage debt.

         Copies  of  the  Merger   Agreement  and  Redemption  and  Distribution
Agreement, absent certain Exhibits and Schedules contemplated in such agreements, are attached as Exhibits 2 and 10, respectively, to the Grove Property Trust Current Report on Form 8-K, dated July 17, 2000, filed with the Securities and Exchange Commission ("SEC") on July 20, 2000. Grove Property Trust, EQR and ERP are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and additional information concerning such companies, as well as copies of the Form 8-K referenced above can be obtained at the sources specified in the section of the Original Solicitation captioned "Additional Information". In addition to the SEC website referenced in such materials, each of Grove Property and EQR maintain their own websites that contain additional information regarding each company. Grove Property Trust's website address is http://www.groveproperty.com. EQR's website address is http://www.eqr.com.

         Grove Property Trust and each of its trust managers (the "Individual Defendants") were named as defendants in an action commenced on July 18, 2000 by the filing of a Class Action Complaint by The Taylor Family Trust (the "Plaintiff"). The suit, which was filed in the Circuit Court of Maryland for Baltimore City, purports to be a class action on behalf of the Plaintiff and the public shareholders of Grove Property Trust (other than the defendants and any person, firm, trust corporation or other entity related to or affiliated with any of the defendants). In the complaint, the Plaintiff refers to the proposed Merger Transactions, as well as the proposed transfer of the retail properties owned by Grove Property Trust to a limited liability company owned by four of the executive officers of the Company. The Plaintiff alleges that each of the Individual Defendants breached his fiduciary duty to the holders of Grove Property Trust's Common Shares by, among other things, approving and entering into the Redemption and Distribution Agreement.

         The remedies sought by the Plaintiff include a preliminary and permanent injunction enjoining the defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction, the rescission of the merger if it is consummated and the award of rescissory damages, an accounting by the defendants for damages alleged to have sustained by the members of the class as a result of the wrongs alleged by the Plaintiff and the award of Plaintiff's costs including reasonable attorneys' fees and expenses.

         Grove Property Trust believes that the suit is without merit and intends to defend against the claims vigorously.

         In connection with soliciting the requisite consent of Grove Property Trust's shareholders and Grove Operating, L.P.'s unit holders to the Merger Transactions, it is anticipated that one or more proxy statements and a registration statement (collectively, the "Proxy Material") will be prepared and circulated to such persons. Although Grove Operating, L.P. presently anticipates that such Proxy Material will be available for mailing in mid to late September 2000, some or all of such materials will be submitted to the SEC prior to circulation, as required by applicable law, and it is impossible to state with any certainty when such materials will be available to all unit holders of Grove Operating, L.P. In the event that the transactions contemplated under the Exchange Agreement, as modified by the Second Amendment to the Exchange Agreement described below, occur prior to the date when the Proxy Material is available for distribution, copies of the Proxy Material will be sent to each Exchanging Partner who elects to receive Common Units of Grove Operating, L.P. If the Proxy Material is available prior to the consummation of the transactions contemplated under such Amended Exchange Agreement, copies of such Proxy Material will be sent to all partners of the Beverly Partnership.

              III. TERMS OF SECOND AMENDMENT TO EXCHANGE AGREEMENT.
                   -----------------------------------------------

         A copy of the Second Amendment to Exchange Agreement, dated as of August 11, 2000, is appended to this Supplement as Exhibit A. The principal change to the February 18, 2000 Exchange Agreement relates to the Preferred OP Units that Exchanging Partners were entitled to receive under certain circumstances. Rather than being eligible to elect to receive Preferred OP Units with the priorities and preferences described in the Original Solicitation, Exchanging Partners who qualify as accredited investors will instead be eligible to elect to receive the same number of Partnership Units in Grove Operating, L.P. (as defined in the Partnership Agreement of Grove Operating, L.P.), with no preferences or priorities ("Common Units"). Although such Common Units do not have the ten year quarterly cash distribution or liquidation preferences and priorities to which the Preferred OP Units would have been entitled, each such Common Unit may be surrendered at the consummation of the Merger Transactions for an amount of cash equal to $17.00 per Common Unit (subject to the maximum $0.29 adjustment described above), or converted into ERP partnership units as described above, representing an approximate $1.71 to $2.00 increase over the $15.00 value for each Grove Operating, L.P. unit in the event the Merger Transactions are consummated.

                       IV. MODIFICATION OF EXCHANGE OFFER.
                           ------------------------------

         The modified Exchange Offer contemplates that Exchanging Partners in the Beverly Partnership who elect to exchange their respective partnership interests for partnership interests in Grove Operating, L.P. will receive Common Units, without any preferences or priorities, rather than the Preferred OP Units described in the Original Solicitation. In the event that the Merger Agreement is terminated for any reason, Grove Property Trust will notify all holders of Common Units of such termination, and each Exchanging Partner in the Beverly Partnership will be entitled, within twelve (12) months of such notice, to give Grove Property Trust notice that such Exchanging Partner desires to convert his or her Common Units into Preferred OP Units, with the preferences and rights specified in Section 2(f) of the February 18, 2000 Exchange Agreement.

         An Exchanging Partner who elects to exchange his or her partnership interests in the Beverly Partnership for Common Units will ultimately be receiving either cash or an investment in ERP in the event the Merger Transactions are consummated. ERP's business differs in several material respects from the business currently conducted by

Grove Operating, L.P., and it is not anticipated that any of Grove Operating's Executive Officers or many of its Senior Management personnel, if any, will be employed by ERP. Certain of these differences, as well as a comparison of certain rights of unit holders under the respective Partnership Agreements of ERP and Grove Operating, L.P., may be described in the Proxy Material contemplated above. Although each holder of Common Units in Grove Operating, L.P. will have the right to vote such Common Units either in favor of or against the transactions contemplated in the Merger Agreement, as described above, Grove Property Trust and certain other shareholders of Grove Property Trust have agreed to vote the Common Units they own, which represent 76.7% of the total number of issued and outstanding Common Units, in favor of the Merger Agreement and the transactions contemplated under it. Under the terms of Grove Operating's Partnership Agreement, the vote of 66-2/3% of the holders of Grove Operating Common Units is required in order to approve the Merger Transactions. Accordingly, Exchanging Partners who acquire Common Units in connection with the transactions contemplated under the Exchange Agreement should assume that the condition precedent in the Merger Agreement involving the approval of Grove Operating's unit holders will be satisfied, regardless of the way that the Exchanging Partners vote. In the event that an Exchanging Partner is not satisfied with any business or investment aspect of the partnership units in ERP after reviewing the Proxy Material and other available information, such holder's only alternative may be to accept the cash conversion price for their Common Units, which will trigger adverse tax consequences that may vary based upon the individual Exchanging Partner's basis in his or her Beverly Partnership units and such holder's personal situation. Each Exchanging Partner is urged to consult with his or her own tax advisor with respect to the federal, state, local and foreign tax consequences to it of the pending Merger Transactions and this modified Exchange Offer.

         In light of the pending Merger Transactions and the Second Amendment to the Exchange Agreement, Grove Operating, L.P. has extended the time period during which the Exchange Offer is open from June 30, 2000 to September 29, 2000.

                     V. PROCEDURES FOR VOTING AND RETURNING
                        -----------------------------------
                              EXECUTION DOCUMENTS.
                              -------------------

         In light of the Second Amendment to the Exchange Agreement, it is necessary for each partner of the Beverly Partnership to complete a new set of execution documents that reflect such Amendment. Enclosed with this Supplement is a set of revised execution documents (the "Revised Execution Documents"). All partners of the Beverly Partnership are required to complete the Revised Execution Documents and return them to Grove Operating, L.P. in the enclosed, self-addressed envelope, no later than September 29, 2000. The Revised Execution Documents contain general and specific instructions, which should be carefully reviewed and followed by each Partner. All prior Execution Documents signed by you and returned to either Grove Operating, L.P. or to the Beverly Partnership in connection with the Exchange Agreement transactions will be voided and have no legal effect.

              VI. QUESTIONS CONCERNING THE MODIFIED EXCHANGE OFFER.
                  ------------------------------------------------

         For additional information or copies of the Original Solicitation, this Supplement, the Revised Execution Documents or any other matters relating to this Exchange, please contact Damon Navarro, Grove Operating, L.P., 598 Asylum Avenue, Hartford, CT, 06105 at (877) 547-1118. For assistance in completing any of the Revised Execution Documents, please contact either Sheila Daley or Michele Hull at (877) 547-1118.

         As indicated in the Original Solicitation section captioned "Forward Looking Statements", certain matters discussed in this Supplement and the Original Solicitation may constitute forward-looking statements within the meaning of federal securities laws. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to the effect of general economic conditions, as well as the ability of Grove Operating, L.P. and Grove Property Trust to consummate the transactions contemplated in the Merger Agreement described above. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in the Original Solicitation, the Supplement and Grove Property Trust Securities and Exchange Commission filings.

                                    EXHIBIT A

                                Second Amendment

                                       to

                               Exchange Agreement

                     SECOND AMENDMENT TO EXCHANGE AGREEMENT

         This Second Amendment to Exchange Agreement ("Second Amendment") is made as of August 11, 2000, by and among J. T. Associates Limited Partnership, a Massachusetts limited partnership (the "Beverly Partnership"), with an office at c/o Advanced Properties, Inc. ("API"), One Bridge Street, Suite 300, Newton, Massachusetts 02458, Grove Corporation, a Delaware corporation affiliated with Grove Operating, L.P., a Delaware limited partnership (hereinafter referred to as the "Operating Partnership"), each having an office at 598 Asylum Avenue, Hartford, Connecticut 06105, and those partners of the Beverly Partnership, who join in the execution of the Exchange Agreement, as modified by this Second Amendment, by executing a counterpart signature page in the form appended to this Second Amendment.

                               W I T N E S S E T H

         WHEREAS, the parties hereto entered into that certain Exchange Agreement, dated as of February 18, 2000, as amended by that certain Amendment to Exchange Agreement, dated as of June 5, 2000 (as so amended, the "Exchange Agreement"), involving the acquisition of certain general and limited partnership interests in the Beverly Partnership in exchange for cash or Preferred OP Units; and

         WHEREAS, Grove Property Trust and the Operating Partnership have entered into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 17, 2000, with ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"); and

         WHEREAS, pursuant to such Merger Agreement, the holders of common units of the Operating Partnership would, at the election of the holder thereof, be converted either into cash in the amount of $17.00 or 0.3696 of a unit of ERP per common unit of the Operating Partnership (subject, under certain circumstances, to a reduction not to exceed approximately $0.29 per common unit, based on amounts expended by Grove Operating, L.P. to resolve certain potential liabilities); and

         WHEREAS, the parties desire to amend the provisions of the Exchange Agreement in order to take into account the transactions contemplated under the Merger Agreement;

         NOW, THEREFORE, for and in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all of the parties, the parties hereto agree as follows:

         1. PREFERRED LIMITED PARTNERSHIP UNITS; PREFERRED OP UNITS. All references in the Exchange Agreement to "preferred limited partnership units" are hereby deleted, and the phrase "Partnership Units in Grove Operating, L.P. (as defined in the partnership agreement of the Operating Partnership), with no preferences or priorities (hereinafter, "Common Units")" is substituted in lieu thereof. All references to either "Preferred OP Units" or "Preferred Units" in the Exchange Agreement are hereby deleted, and the phrase "Common Units" is substituted in lieu thereof. All references to "Preferred OP Unit" in the Exchange Agreement are hereby deleted, and the phrase "Common Unit" is substituted in lieu thereof. Section 2(f) of the Exchange Agreement is deleted in its entirety. All references in the Exchange Agreement to either an amendment to the Operating Partnership's Agreement of Limited Partnership or to the "Operating Partnership Amendment," including, without limitation, the form of the so-called Fourth Amendment to Partnership Agreement appended as Exhibit L to the Exchange Agreement, are hereby deleted. Each of the Exchanging Partners shall be entitled to receive a number of Common Units equal to the same number of Preferred OP Units that such Exchanging Partner was entitled to receive under the Exchange Agreement prior to the date of this Second Amendment.

         2. CLOSING DATE. Section 5 of the Exchange Agreement is hereby modified to change the Closing Date to the later to occur of (i) September 29, 2000, or
(ii) the third business day after the satisfaction of all conditions precedent set forth in the Exchange Agreement, as amended hereby. The parties acknowledge that the Closing will probably occur prior to the consummation of the transactions contemplated under the Merger Agreement, and that Exchanging Partners who elect to receive Common Units pursuant to the Exchange Agreement shall be entitled to receive either cash or convert their Common Units into limited partnership units in ERP on the same terms and basis as other holders of Common Units under the Merger Agreement.

         3. TERMINATION OF MERGER AGREEMENT. In the event the Merger Agreement is terminated for any reason, each Exchanging Partner shall be entitled to convert their Common Units into Preferred OP Units, with the preferences and rights specified in former Section 2(f) of the Exchange Agreement, as if the Exchange Agreement had not been amended by this Second Amendment, provided that notice of such election by an Exchanging Partner is given to and received by the Operating Partnership within twelve months following the giving of written notice by the Operating Partnership of the termination of such Merger Agreement to the Exchanging Partners, time being of the essence. Prior to the expiration of such twelve month period, the Operating Partnership shall not issue any Partnership Units in Grove Operating, L.P. with preferences or priorities senior to, or which would be senior to, the Preferred Units if issued. The provisions of this paragraph 3 shall survive the closing under the Exchange Agreement.

         4. CAPITALIZED TERMS. Any capitalized terms used but not defined in this Second Amendment shall have the meanings ascribed to them in the Exchange Agreement.

         5. RATIFICATION. Except as set forth above, the Exchange Agreement, as modified by this Second Amendment, shall remain in full force and effect.

         IN WITNESS WHEREOF, each of the Beverly Partnership, Exchanging Partners and Grove Corporation have hereunto set their hands and seals as of the day and year first above written.

Signed, Sealed, and Delivered in the Presence of:


                                             GROVE CORPORATION
-----------------------------------

                                             By:
-----------------------------------             -------------------------------
                                                Its

                                             J. T.  ASSOCIATES
-----------------------------------          LIMITED PARTNERSHIP


                                             By: Advanced Properties, Inc.
                                                 Its General Partner

                                             By:
                                                -------------------------------
                                                Its:
                                                Title:

                 COUNTERPART SIGNATURE PAGE FOR LIMITED PARTNERS

         The undersigned, by executing this Counterpart Signature Page and delivering it to Grove Corporation, hereby joins in the execution and delivery of that certain Exchange Agreement, dated as of February 18, 2000, as amended by that certain Amendment to Exchange Agreement, dated as of June 5, 2000, and that certain Second Amendment to Exchange Agreement, dated as of August 11, 2000, by and between J. T. Associates Limited Partnership and Grove Corporation (as so amended, the "Exchange Agreement"), as an Exchanging Partner in J. T. Associates Limited Partnership. Capitalized terms used but not defined on this Counterpart Signature Page shall have the meanings given to such words in the Exchange Agreement.

         The undersigned represents and warrants that he, she or it owns the number of Units of limited partnership in J. T. Associates Limited Partnership specified below. The undersigned, by signing below, hereby ratifies, adopts and confirms all of the representations, warranties and covenants made in the Exchange Agreement by an Exchanging Partner, and agrees to be bound by all of the terms and conditions of such Exchange Agreement to the extent applicable to such Exchanging Partner, with the same full force and effect as if the undersigned had been an original party to such Exchange Agreement. The undersigned acknowledges, represents and warrants, to and for the benefit of the other parties to the Exchange Agreement, including without limitation, such other persons who execute and deliver a similar Counterpart Signature Page to the Exchange Agreement for purposes of joining in the execution of the Exchange Agreement as an Exchanging Partner, that the undersigned has been provided with a copy of the Exchange Agreement, has carefully reviewed the same, and has had ample opportunity to review and discuss the contents thereof, including this Counterpart Signature Page, with the undersigned's legal counsel and accountant and to have all of the undersigned's questions relating to the transactions contemplated by the Exchange Agreement answered to the undersigned's complete satisfaction, and joins in the execution and delivery of this Counterpart Signature Page of his or her own free will, without coercion or compulsion of any kind or nature. The undersigned represents and warrants that the representations and warranties of the undersigned in such Exchange Agreement are complete and accurate and may be relied upon by the other parties to such Exchange Agreement, and the undersigned agrees that he, she or it will notify Grove Corporation immediately if there is any change with respect to any of the representations and warranties of the undersigned in such Exchange Agreement.

         IN WITNESS WHEREOF, the undersigned has executed this Counterpart Signature Page as of August 11, 2000, with respect to all units of limited partnership interest in J. T. Associates Limited Partnership owned by the undersigned.

INDIVIDUALS
                                                --------------------------------
                                                Signature


                                                --------------------------------
                                                Print Name

                                                --------------------------------
                                                Additional Partner Signature
                                                 (if applicable)


                                                --------------------------------
                                                Print Name of Additional Partner


                                                --------------------------------

                                                --------------------------------

                                                --------------------------------
                                                Address of Partner


ENTITIES
                                                --------------------------------
                                                Print Name of Entity

                                                By:
                                                   -----------------------------
                                                   Authorized Signature


                                                --------------------------------
                                                Print Name and Title


                                                --------------------------------

                                                --------------------------------

                                                --------------------------------
                                                Address of Partner



NUMBER OF UNITS/PERCENTAGE INTEREST OWNED:
                                          ------------










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